July 13, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. Jamess Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 3, 2018
           CIK No. 0001740547

Dear Mr. Katkin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed on July 3,
2018

Prospectus Summary
Our solution, page 3

1. We note your response to comment 2 but your revised disclosure continues to state that vibegron has the potential to become a "best-in-class" therapy, which is premature and inappropriate. Please revise your disclosure to remove such references here and throughout your registration statement.
 Keith A. Katkin
Urovant Sciences Ltd.
July 13, 2018
Page 2
2. We note your response to comment 1, but your revised disclosure continues to state that, based on in vitro data, vibegron is a "potent" and "highly selective" beta-3 agonist, which inappropriately presents your conclusion regarding the efficacy of your product candidate. Please revise your disclosure to remove such statements. Merck Phase 2b clinical trial, page 4

3. Please also disclose in this summary section that there was one treatment-related serious adverse event in the extension study, and briefly explain the adverse event of paralytic ileus. In addition, in your discussion of the trial on page 101, please ensure that all observed serious adverse events are disclosed, and not just the most common ones.
Management, page 124

4. We note your recent announcements of new appointments to your board of directors, and it appears that RSL is no longer your sole director. Please update this section for the most recent information.
       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.


FirstName LastNameKeith A. Katkin
                                                             Division of
Corporation Finance
Comapany NameUrovant Sciences Ltd.
                                                             Office of
Healthcare & Insurance
July 13, 2018 Page 2
cc:       Frank Rahmani
FirstName LastName